

Mail Stop 3030

July 28, 2016

Via E-mail
Robert McCullough, Jr.
Chief Financial Officer
MEDITE Cancer Diagnostics, Inc.
4203 SW 34th Street
Orlando, Florida 32811

      RE: **MEDITE Cancer Diagnostics, Inc.**
                 Form 10-K for Fiscal Year Ended December 31, 2015
                 Filed April 12, 2016
                 File No. 000-00935

Dear Mr. McCullough:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 8. Financial Statements

Note 1. The Company and Basis of Presentation, page F-8

1.   As of December 31, 2015, you had cash of $587,000 and negative working capital of $515,000. For the year ended December 31, 2015, you had a net loss of $859,000 and used cash of $388,000 in operating activities. We also note from page F-5 of your March 31, 2016 Form 10-Q, that similar conditions are noted as conditions that raised substantial doubt about your ability to continue as a going concern as of March 31, 2016. Please explain to us your conclusion that conditions as of December 31, 2015 did not also raise substantial doubt about your ability to continue as a going concern. Refer to FRC 607.02 and AU-C Section 570.

Note 12. Segment Information, page F-24

2.   Please revise future filings to provide the information about products and services required by ASC 280-10-50-40.

Note 13. Subsequent Events, page F-24

3.   You state that your former auditor, L.J. Soldinger and Associates, filed a claim against you and you settled this claim for $160,000. Please tell us the nature of the claim and the significant terms of the settlement.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 26

4.   Your evaluation of disclosure controls and procedures includes your conclusion as of December 31, 2014 but not as of December 31, 2015 as required by Item 307 of Regulation S-K. Please amend to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of December 31, 2015.

Management's Annual Report on Internal Control Over Financial Reporting, page 26

5.   You do not identify whether you used the 1992 or 2013 framework of the Committee of Sponsoring Organizations of the Treadway Commission's (''COSO'') Internal Control — Integrated Framework. In future filings, including the requested amendment, please revise this report to identify the COSO framework your management used in its assessment. Refer to Item 308(a)(2) of Regulation S-K.

Exhibits 31.1 and 31.2

6.   We note that the language in your certification required by Exchange Act Rule 13a-14(a) is not consistent with the language in Item 601(b) (31) of Regulation S-K. For example, you repeatedly use the word 'company' instead of 'registrant' and at the beginning of paragraphs 4 and 5 you added the word 'As.' In future filings, including the requested amendment, please revise the language in your certifications to be consistent with that in Item 601(b) (31) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dennis Hult at (202) 551-3618, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 with any questions. You may also reach me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery